STREAMING ULTRA, LLC

a Utah limited liability company

OPERATING AGREEMENT

May 15, 2022 As Amended

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THIS AMENDED AND RESTATED OPERATING AGREEMENT OR THE UNITS PROVIDED FOR HEREIN. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION TO REGISTER OR QUALIFY THE UNITS UNDER THE SECURITIES ACT OR ANY STATE SECURITIES LAWS.

NO UNITS MAY BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER (AS SUCH TERM IS DEFINED IN THIS AMENDED AND RESTATED OPERATING AGREEMENT) OF UNITS IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS OF WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT
OF
STREAMING ULTRA, LLC
a Utah Limited Liability Company

THIS OPERATING AGREEMENT (this "Agreement") of Streaming Ultra, LLC, a Utah limited liability company (the "Company"), is effective as of the 15th day of May, 2022 (the "Effective Date"), by and among those Persons listed on Exhibit A attached hereto, together with any other person or entity who may hereafter be admitted a member of the Company in accordance with the terms of this Agreement, which are sometimes referred to herein each as a "Member" and collectively as the "Members".

RECITALS AND DEFINITIONS

Certain terms used in this limited liability company Operating Agreement shall have special meanings as designated in this Article:

A. ***Act***. The term "Act" shall mean the Utah Revised Limited Liability Company Act, as set forth in Section 48-2c-101 et seq., Utah Code Annotated, 1953, as amended from time to time.

B. ***Agreement or Operating Agreement***. This Operating Agreement as the same may be modified or amended from time to time in accordance with Section 15.2 hereof.

C. ***Articles***. The Articles of Organization of the Company which shall be filed with the Division.

D. ***Capital Account***. A Member's equity in the Company as described and adjusted in Article 4 of this Agreement.

E. ***Code***. The Internal Revenue Code of 1986, as amended, including any applicable Treasury Regulations promulgated thereunder.

F. ***Company***. The term "Company" shall mean the Utah limited liability company to be formed hereunder, and as the same shall exist hereafter, pursuant to this Agreement and the Articles, and in accordance with Section 48-2c-101 et seq., of the Act, the name of which currently is Streaming Ultra, LLC.

G. ***Division***. The Division of Corporations of the State of Utah, or any other department or division of the State of Utah which hereafter may be given responsibility for administering the Act and/or accepting filings on behalf of the Company.

H. ***Effective Date***. The date of filing of the Articles of the Company with the Division.

I. ***Members***. The Members shall include those persons identified in Article 2.1 hereunder.

J *Manager*. The term "Manager" or "Managers" shall mean any such managers designated in accordance with Article 4 hereof, during the period of such responsibilities. The initial manager shall be Stephen W. Gerritsen, and he shall remain as such until his management is terminated in accordance with the provisions of Article 4 hereof.

K *Member or Members*. The individuals identified in Article 3, or any person who is permitted to be, and becomes, a successor to all or any portion of the interests of any of them in the Company, or any persons who may become additional members of the Company in accordance with the provisions of the Act hereof.

L *Membership Interest or Interest.* The term "Membership Interest" or "interest" shall mean, with respect to each Member, such Member's proportionate share of the total interests in the Company, expressed as a percentage, as set forth in Article 3 hereof and as may be adjusted from time to time pursuant to this Agreement.

M *Super Majority Vote.* The term "Super Majority Vote" shall mean a vote of the representatives of 80% of the Membership Interests of the Company.

N *Treasury Regulations*. The income tax regulations promulgated under the Code and effective as of the date hereof, as modified and supplemented or superseded after the date hereof. Where a specific Treasury Regulation is referenced, the reference shall be deemed to extend to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, and such other persons who are or become a party hereto, hereby agree as follows:

ARTICLE 1
ORGANIZATIONAL MATTERS

1.1 Formation. Pursuant to the URLLCA, the Members have formed a Utah limited liability company under the laws of the State of Utah by filing the Articles with the Division. The rights and liabilities of the Members shall be determined pursuant to the URLLCA and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, then this Agreement shall, to the extent permitted by the URLLCA, control.

1.2 Name. The name of the Company shall be "Streaming Ultra, LLC". The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Manager deems appropriate or advisable.

1.3 Term. The "Term" of the Company commenced on the effective date and shall continue for the maximum period permitted under the URLLCA, unless the Term is shortened by an amendment to the Articles.

1.4 Registered Office and Agent. The Company shall continuously maintain a Utah registered office and a registered agent for service of process as required by the URLLCA. The initial registered office and agent of the Company shall be as stated in the Articles.

1.5 Principal Office. The Company shall have a single principal office as designated from time to time by the Manager upon notice to the Members. The Company may have such other offices and in such locations as the Manager from time to time may determine, or the business of the Company may require. **The initial principal office of the Company shall be: 1338 South Foothill Drive, Suite 165, Salt Lake City, Utah 84108.**

1.6 Purpose. Streaming Ultra has been formed to become a global leader of sports and entertainment content. Our initial websites include Athletes.tv and CryptoInfluencers.com.

Athletes.tv is partnering with athletes and sports content owners for user generated content. Sports content creators are able to monetize their content when they upload videos to their Athletes.tv channel.

Similarly, the company is partnering with crypto influencers for user generated content on CryptoInfluencers.com. The company hopes to become a leader in video content for the fast growing crypto market.

We plan to provide multiple methods of monetization for our content partners. The company may offer content partners the opportunity to have income related to video ad revenue, merchandise, NFTs, and more. It may also offer content partners other features and opportunities as the company becomes more established.

Initially, our focus will be to monetize our content from ads on our sites. The ad opportunities are numerous, including banner ads and video ads, including pre-roll, mid-roll and post-roll ads, and providing companies the opportunity to have our channel partners (athletes, sports content creators and crypto influencers) do sponsored shout-outs in their videos that are on our sites.

Our company owns and may develop other premium domain properties with our streaming video platform. We may also develop our own content, and obtain distribution rights for previously produced video content; and/or live events.

The purpose of the company is to ultimately make a profit for its shareholders while providing a platform that allows its content partners to make money from their content. We pride ourselves in allowing content creators from all walks of life to be able to share their content on our platform. While our specific sites focus on industry specific content, we do not believe in censorship as long as basic terms of service are followed. It is our intent that this simple principle of freedom of speech will endure on all of our sites as long as the company remains in existence.

1.7 Title to Company Property. Title to any property acquired by or contributed to the Company shall be placed in the name of the Company and shall remain in the Company's name for as long as the Company owns the property.

1.8 Names and Contact Information of the Members. Each Member shall provide the Company with appropriate contact information for such Member and shall thereafter promptly notify the Company in writing of any change to such information. The respective contact information of the Members is set forth on Exhibit A. The Manager shall update Exhibit A from time to time to reflect accurately the information set forth thereon.

1.9 Taxation as a Partnership. For so long as the Company has more than one (1) Member, (i) the Company shall be treated as a partnership for U.S. federal income tax purposes and will not make any elections inconsistent therewith, (ii) the tax matters partner (as noted in Article 8.8 below) shall cause to be prepared and filed, at the cost and expense of the Company, all necessary Company tax returns and information statements, (iii) the Members shall prepare and file their separate tax returns consistently with such Company tax returns and information statements, and (iv) the tax matters partner (see Article 8.8) shall provide to each Member a U.S. federal income tax Form K-1 and any other information reasonable necessary to enable each Member to prepare his or its U.S. federal and state and local income tax returns.

ARTICLE 2
CAPITAL CONTRIBUTIONS

2.1 Initial Capital Contribution. At the time of, and in connection with, each Member's admission to the Company and the issuance of an interest in the Company to such Member, such Member made an initial contribution to the capital ("Capital Contribution") of the Company as set forth opposite such Member's name on Exhibit A. The Manager is hereby authorized and directed, without any vote or consent of the Members, to amend Exhibit A from time to time to accurately reflect the Capital Contributions of the Members and any other information set forth thereon.

(a) Stephen Gerritsen. Stephen Gerritsen ("Steve") has been issued Seventy Six Million Units (76,000,000) Units in exchange for his contributions to the founding of the company.

(b) Troy Brazell. Upon execution of this Agreement, Troy Brazell ("Troy") shall be issued Two Million Units (2,000,000) Units in exchange for professional business services to or for the benefit of the Company in capacity as a Member or in anticipation of being a Member.

(c) Chris Miller. Upon execution of this Agreement, Chris Miller ("Chris") shall be issued Twenty Million (20,000,000) Units in exchange for professional development services to or for the benefit of the Company in capacity as a Member or in anticipation of being a Member.

(d) Bryan Gerritsen. Upon execution of this Agreement, Bryan Gerritsen ("Bryan") shall be issued Two Million (2,000,000) Units in exchange for his prior investment in the Company in December 2019 in anticipation of being a Member.

2.2 Additional Capital Contributions. **No Member shall be required to make any additional Capital Contributions.**

2.3 Capital Accounts. The Company shall establish and maintain an individual capital account (each, a "Capital Account") for each Member in accordance with Section 1.704-1(b)(2)(iv) of the Treasury Regulation (the "Treasury Regulations") as provided in Section 5.6(b) hereof.

2.4 Withdrawal and Return of Capital. No Member may withdraw or demand withdrawal of any portion of its Capital Contribution or Capital Account balance. Except as otherwise provided in ARTICLE 6 or ARTICLE 9, no Member shall be entitled to return of such Member's Capital Contributions, a distribution in respect of such Member's Capital Account balance, or any other distribution in respect of such Member's Interest in the Company.

2.5 Loans to the Company. No Member shall be required to lend any money to the Company or to guarantee any Company indebtedness. A Member may make a loan to the Company in any amount and on such terms as are agreed by the Manager and such Member, and any such loan shall not be treated as a Capital Contribution.

ARTICLE 3
MEMBERS

3.1 Membership Interests. The limited liability company interests of the Company (as such term is defined in Section 48-2c-102(10) of the URLLCA) including their relative rights, powers, preferences, privileges, and duties shall be represented by membership units ("Units"). **The Company is authorized to issue one class of Units and the total number of Units that the Company is authorized to issue is One Hundred Million (100,000,000).** The proportion, expressed as a percentage, that the Units of a Member bears to all Units issued is referred to herein as a "Percentage Interest". The initial Units and initial Percentage Interests of each of the Members is set forth on Exhibit A attached hereto.

3.2 Limited Liability. Except as set forth in this Agreement or as required by applicable law, no Member shall be personally liable for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Member of the Company.

3.3 Nature of Interest. A Member's interest in the Company constitutes personal property. No Member has any interest in any specific asset or property of the Company.

3.4 Powers of Members. The Members shall have no powers or authority conferred upon them pursuant to the URLLCA except to the extent conferred upon them by this Agreement or as required by applicable law. Pursuant to Section 4.1, the management and control of the Company and its business and affairs is vested exclusively in the Manager; provided, however, that certain major decisions set forth in Section 4.6 shall require the consent of the Members. No Member, acting solely in the capacity of a Member, is an agent of the Company nor can any Member in such capacity bind nor execute any instrument on behalf of the Company. Any Member, acting solely in such capacity, who takes any action or binds the Company in violation of this Section 3.4 shall be solely responsible for any loss, expense, damage, or injury suffered or sustained by the Company and/or the other Members as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to any such loss, expense, damage,

or injury. Further, upon any breach of a Member's obligations under this Section 3.4, the Company shall have a right of offset against any distribution or other amounts payable to such Member under this Agreement for amounts owed to the Company pursuant to the indemnification obligation described in the preceding sentence.

3.5 Vote or Written Consent of the Members. Except as otherwise expressly provided in this Agreement or the Articles or required by applicable law, the Members shall have no voting, approval, or consent rights. Unless otherwise specifically provided herein, each matter requiring the vote or written consent of the Members shall be authorized or approved by the vote or written consent of the Members holding a majority of the then-outstanding Units ("Majority-In-Interest of the Members") with each Member being entitled to one (1) vote per outstanding Unit held by such Member. Notwithstanding anything to the contrary herein, the Manager may from time to time elect to submit a matter to the vote or approval of the Members even though the Manager is not obligated to submit such matter to the vote or approval of the Members.

3.6 Meetings. No annual or regular meetings of the Members are required. Notwithstanding the prior sentence, meetings of the Members may be called at any time by any Member holding at least twenty percent (20%) of the then-outstanding Units. Such Member calling a meeting may designate any place, either within the State of Utah or virtually, as the place of meeting for any meeting of the Members. A Majority-In-Interest of the Members represented in person or by proxy, shall constitute a quorum at all meetings of the Members. Members may participate in any meeting by telephone or video conference provided that the other Members can hear and communicate with the Members during the meeting.

3.7 Action by Written Consent Without a Meeting. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action, is signed by a Majority-In-Interest of the Members. Any action taken by written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof. Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to any Members that have not consented in writing.

3.8 Transactions With the Company. Subject to any limitations set forth in this Agreement and with the prior approval of the Manager, a Member may lend money to and transact other business with the Company. Subject to other applicable law, such Member has the same rights and obligations with respect thereto as a person who is not a Member.

3.9 Confidentiality.

(a) The Members hereby acknowledge that the Company will be in possession of confidential information, and the improper use or disclosure of which could have a material adverse effect upon the Company or upon one or more Members.

(b) The Members acknowledge and agree that all information provided to them by or on behalf of the Company or the Manager concerning the business or assets of the Company or a Member (before or after signing of this Agreement) (collectively, "Company

Information") shall be deemed strictly confidential and shall not, without the prior written consent of the Manager (or, with respect to Company Information regarding a Member, such Member), be (i) disclosed to any person (other than a Member) or (ii) used by a Member other than for a Company purpose or a purpose reasonably related to protecting such Member's interest in the Company (in a manner not inconsistent with the interests of the Company). The Manager hereby consents to the disclosure by each Member of Company Information to such Member's accountants, attorneys, and similar advisors bound by a duty of confidentiality; moreover, the foregoing requirements of this Article 3.9(b) shall not apply to a Member with regard to any information that is currently or becomes: (1) required to be disclosed pursuant to applicable law or a domestic national securities exchange rule (but in each case only to the extent of such requirement); (2) publicly known or available in the absence of any improper or unlawful action on the part of such Member; or (3) known or available to such Member other than through or on behalf of the Company or the Manager. For purposes of this Article 3.9, Company Information (including information relating to another Member) provided by one Member to another shall be deemed to have been provided on behalf of the Company.

(c) Each Member shall take the same degree of care that it uses to protect its own confidential and proprietary information of similar nature and importance (but in no event less than reasonable care) to protect the confidentiality and avoid the unauthorized use, disclosure, publication, or dissemination of the Company Information by such Member and its representatives. A Member shall promptly notify the Company of any unauthorized use, disclosure, publication, or dissemination of Company Information to which the Member becomes aware or reasonably believes has occurred.

(d) Except as otherwise permitted herein, each Member agrees to refrain from competing with the Company in the conduct of the Company business at all times and for a period of up to 24 months after they are no longer a Member in the Company, or until the dissolution of the Company (whichever comes first), unless a Majority-In-Interest of the disinterested Members, knowing the material facts of the competitive conduct consent thereto.

(e) Notwithstanding anything to the contrary in this Article 3.9, the Company and the Manager may disclose any information to the extent necessary or convenient for the formation, operation, dissolution, winding up, or termination of the Company (as determined by the Manager in his reasonable discretion).

(f) The Members: (i) acknowledge that the Manager is expected to acquire confidential third party information that, pursuant to related fiduciary, contractual, legal or similar obligations, cannot be disclosed to the Company or the Members and (ii) agree that the Manager shall not be in breach of any duty under this Agreement or the URLLCA in consequence of acquiring, holding or failing to disclose such information to the Company or the Members so long as such obligations were undertaken in good faith.

ARTICLE 4
MANAGEMENT AND CONTROL OF THE COMPANY

4.1 Management of the Company by the Manager. The business, property, and affairs of the Company shall be managed exclusively by or under the direction of the Manager

(the "Manager"). The Manager shall be a "manager" within the meaning of Section 48-2c-102(12) of the URLLCA. Except for situations in which the approval of the Members is expressly required by the URLLCA, the Articles, or this Agreement, the Manager shall have full, complete, and exclusive authority, power, and discretion to manage and control the business, property, and affairs of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company's business, property, and affairs. The Manager may delegate the management of the day-to-day operation of the business of the Company to officers appointed pursuant to Article 4.9, and affairs of the Company shall be managed and all Company power shall be exercised under the ultimate direction of the Manager.

4.2 Election of Manager.

(a) Number and Term. The number of Managers shall be initially set at one (1). The number of Managers may be fixed or changed from time to time by the affirmative vote or written consent of a Majority-In-Interest of the Members. Each Manager shall service until such Manager's successor is duly elected and qualified or until such Manager's earlier death, resignation or removal.

(b) Election. Except as otherwise set forth below, the Manager shall be elected by the affirmative vote or written consent of a Majority-In-Interest of the Members.

(c) Qualification. A Manager must be a natural person (i.e., a human being); and a Member of the Company.

(d) Resignation. Any Manager may resign at any time by giving fourteen (14) days written notice to the Members and the remaining Manager, if any. Any such resignation shall be without prejudice to the rights, if any, of the Company under any contract to which the resigning Manager is a party. The resignation of any Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

(e) Removal. A Majority-In-Interest of the Members shall have the power to remove a Manager at any time, with or without cause, by giving written notice to the Manager of his or her removal. The removal shall take effect upon receipt of the notice or at such later time as shall be specified in the notice. Any removal shall not affect the Manager's rights as a Member or constitute a withdrawal as a Member.

(f) Vacancies. Any vacancy occurring for any reason in the number of Managers shall be filled by the affirmative vote or written consent of a Majority-In-Interest of the Members, or by vote or written consent of vote of a majority of the Managers then in office.

(g) Initial Manager. The term "Manager" or "Managers" shall mean any such managers designated in accordance with Article 4 hereof, during the period of such

responsibilities. The initial manager shall be Stephen W. Gerritsen, and he shall remain as such until his management is terminated in accordance with the provisions of Article 7 hereof.

4.3 Meetings. No annual or regular meetings of the Manager are required.

4.4 Written Consent of the Manager. Any action that may be taken by the Manager may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting for the action so taken, is signed by the Manager

4.5 Powers of the Manager. Without limiting the generality of Article 4.1, but subject to Article 4.6 and to the express limitations set forth elsewhere in this Agreement, the Manager shall possess and may exercise all powers and privileges necessary, appropriate, or convenient to manage and carry out the purposes, business, property, and affairs of the Company and to make all decisions affecting such business and affairs, including, without limitation, the power to exercise on behalf of the Company all powers and privileges described in the URLLCA.

4.6 Limitations on Power of the Manager. Notwithstanding any other provision of this Agreement to the contrary, no Manager shall have authority hereunder to cause the Company to engage in the following transactions without first obtaining the affirmative vote or written consent of the Manager and a Supermajority-In-Interest of the Members (for purposes hereof, a Supermajority-In-Interest shall mean a group of Members who at the time of determination hold more than eighty percent (80%) of the then outstanding Units held by Members):

(a) The sale, exchange, or other disposition of all, or substantially all of the Company's assets occurring as part of a single transaction or plan, or in multiple transactions over a twelve (12) month period, except in the orderly liquidation and winding up of the business of the Company pursuant to ARTICLE 9 following the Company's dissolution;

(b) The merger or consolidation of the Company with or into one or more "other business entities" as such term is defined in the URLLCA;

(c) The conversion of the Company to an "other entity", as such term is defined in the URLLCA;

(d) An alteration of the primary purpose of the Company as set forth in Article 1.6;

(e) Any act which would make it impossible to carry on the ordinary business of the Company;

(f) The establishment of different classes of Units;

(g) Increase or decrease (other than by redemption) the total number of authorized Units;

(h) Liquidate, dissolve or wind up the affairs of the Company; or

(i) Amend, repeal, waive, or add any provision to the Company's Articles or this Agreement.

4.7 Performance of Duties.

(a) Duty of Care. The Manager shall not be liable to the Company or to any Member for any loss sustained by the Company or a Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless, or intentional misconduct, or a knowing violation of law by the Manager.

(b) Duty of Loyalty. The Manager's duty of loyalty to the Company and the Members is limited to the following:

(i) To account to the Company and hold as trustee for it any property, profit, or benefit derived by the Manager in the conduct or winding up of the Company's business or derived from a use by the Manager of Company property, including the appropriation of a Company opportunity, unless a Majority-In-Interest of the disinterested Members, knowing the material facts of the opportunity consent thereto;

(ii) To hold in strict confidence and use Company Information in accordance with the same covenant of confidentiality imposed on the Members in Article 3.9;

(iii) Except as otherwise permitted herein including Article 4.7(e), to refrain from dealing with the Company in the conduct or winding up of the Company business as or on behalf of a party having an interest adverse to the Company; and

(iv) Except as otherwise permitted herein, each Member agrees to refrain from competing with the Company in the conduct of the Company business at all times and for a period of up to 24 months after they are no longer a Member in the Company, or until the dissolution of the Company (whichever comes first), unless a Majority-In-Interest of the disinterested Members, knowing the material facts of the competitive conduct consent thereto.

(c) Reliance on Others. In performing his duties, the Manager may rely on information, opinions, reports, or statements, including financial statements and other financial data, presented to the Company by any of its officers, employees, or by any other person, including, without limitation, attorneys, accountants, investment bankers, and consultants.

(d) Devotion of Time. The Manager is not obligated to devote all of their time or business efforts to the business and affairs of the Company. The Manager shall devote whatever time, effort, and skill as he deems appropriate to manage the Company's business.

(e) Other Ventures and Activities. The Manager may engage or invest, independently or with others, in any business activity of any type or description, including those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company. Neither the Company nor any Member shall have any right in or to such other ventures or activities, or to the income or proceeds derived therefrom. The Members acknowledge that the Manager may own and/or manage other businesses, including businesses that may compete with the Company for the Manager's time. The

Members hereby waive any and all rights and claims which they may otherwise have against the Manager as a result of any such activities.

(f) Transactions Between the Company and a Manager. Notwithstanding that it may constitute a conflict of interest, a Manager may, and may cause its affiliates to, engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property, or the lending of funds, or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and the terms and conditions of such transaction on an overall basis are fair and reasonable to the Company.

No contract or transaction between the Company and the Manager or between the Company and an affiliate of a Manager shall be void or voidable solely by reason, or solely because the Manager authorized the contract or transaction.

4.8 Payments to the Manager. Except as specified in this Agreement including this Article 4.8, no Manager or affiliate of a Manager is entitled to remuneration for services rendered or goods provided to the Company. The Manager shall receive only the following payments:

(a) Services Performed. The Manager may be compensated for services performed for or on behalf of the Company in such amounts as may be approved by the Manager or otherwise in accordance Section 4.7(f). Generally, if the Manager is also a Member or otherwise treated as a "partner" for federal income tax purposes, such compensation, if any, shall be deemed to be a guaranteed payment within the meaning of Code Section 707(c).

(b) Goods Provided. The Company shall pay the Manager for goods provided to the Company to the extent that the Manager is not required to provide such goods without charge to the Company, and the provision of goods (and the payment therefor) is approved by the Manager or otherwise in accordance Section 4.7(f).

(c) Expenses. The Company will pay, or reimburse the Manager (to the extent actually paid by the Manager) for, all fees, costs, and expenses incurred or paid on behalf of the Company relating to the formation, operation, dissolution, winding up, or termination of the Company.

(d) Management Fee. In consideration for the provision of management services to the Company, the Manager shall be paid $8,000 USD per month (the "Management Fee"). The Management Fee shall be paid by the Company prior to any distribution to any Member.

4.9 Officers. The Manager may appoint and remove officers at any time. The officers of the Company may include a chairman, president, one or more vice presidents or executive vice presidents, secretary, chief financial officer, and such other officers as deemed necessary by the Manager. The officers shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer under any contract of employment. Any individual may hold any number of offices. No officer need be a resident of the State of Utah or citizen of the United

States. The officers shall exercise such powers and perform such duties as specified in a contract of employment and as shall be determined from time to time by the Manager.

4.10 Limited Liability of the Manager and Officers. No person who is a Manager or officer or both a Manager and officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort, or otherwise, solely by reason of being a Manager or officer or both a Manager and officer of the Company.

ARTICLE 5
ALLOCATIONS OF PROFIT AND LOSS

5.1 Allocations of Profit and Loss. Profits and Losses shall be allocated among the Members as follows:

(a) Generally. After giving effect to the special allocations set forth in Sections 5.2 and 5.3, but subject to Article 5.1(b), the Company shall allocate Profits, Losses, and any items of Company income gain, loss, or deduction for each Fiscal Year or shorter period for which it is necessary to make such an allocation (an "Allocation Period") to the Members in a manner such that, as of the end of such Allocation Period, the sum of (i) the Capital Account of each Member, and (ii) such Member's share of Company Minimum Gain and Minimum Gain Attributable to Member Nonrecourse Debt, shall be equal to the respective net amounts, whether positive or negative, which would be distributed to them or for which they would be liable to the Company under the Act or this Agreement, determined as if the Company were to (x) sell its assets for an amount equal to their Gross Asset Values, (y) pay off its liabilities, and (z) distribute the net proceeds of such liquidation pursuant to Article 9.2 hereof.

(b) Excess Losses Otherwise Allocable to a Member. To the extent that Losses or an item in the nature of loss or deduction otherwise allocable to a Member under Article 2.3 or any other provision of this Agreement would cause such Member to have a deficit adjusted Capital Account or cause an existing deficit adjusted Capital Account of such Member to become more negative as of the end of the period to which such allocations relate, then such Losses or item in the nature of loss or deduction shall not be allocated to such Member but shall instead be specially allocated to the other Members with positive adjusted Capital Accounts pro rata in proportion to their respective positive adjusted Capital Accounts. This Article 5.1(b) is intended to implement the "alternate test for economic effect" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted and applied consistently therewith.

(c) Allocations in the Event of Transfer. If any Units are transferred in accordance with this Agreement, allocations of Profits and Losses (or items thereof) as between the transferor and transferee shall be made using any method selected by the Manager (in his sole and absolute discretion) and permitted under Code Section 706.

5.2 Regulatory Allocations. Notwithstanding any other provision of this Agreement, the following special allocations of Profit and Loss shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), if there is a net decrease in Company Minimum Gain for any Allocation Period, each Member shall be specially allocated items of Company income and gain for such Allocation Period (and, if necessary, subsequent Allocation Periods) in an amount equal to that Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). This Article 5.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith. Allocations pursuant to this Article 5.2(a) shall be made in proportion to the respective amounts required to be allocated to each Member pursuant hereto. The term "Company Minimum Gain" shall have the meaning ascribed to "partnership minimum gain" in Treasury Regulations Section 1.704-2(b)(2).

(b) Minimum Gain Attributable to Member Nonrecourse Debt. Except as otherwise provided in Treasury Regulations Section 1.704-2(i), if there is a net decrease in Minimum Gain Attributable to Member Nonrecourse Debt during any Allocation Period, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to that Member's share of the net decrease in the Minimum Gain Attributable to Member Nonrecourse Debt, determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). Allocations pursuant to this Article 5.2(b) shall be made in proportion to the respective amounts required to be allocated to each Member pursuant hereto. This Article 5.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith. The term "Minimum Gain Attributable to Member Nonrecourse Debt" shall have the meaning ascribed to "partner nonrecourse debt minimum gain" in Treasury Regulations Section 1.704-2(i)(2).

(c) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*) or (*6*), and such Member has a negative adjusted Capital Account, items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the negative adjusted Capital Account as quickly as possible, provided that an allocation pursuant to this Article 5.2(c) shall be made only if and to the extent that such Member would have a negative adjusted Capital Account after all other allocations provided for in this ARTICLE 5 have been tentatively made as if this Article 5.2(c) were not in this Agreement. This Article 5.2(c) is intended to constitute a "qualified income offset" under Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(d) Gross Income Allocation. In the event any Member has a negative Capital Account at the end of any Allocation Period or other applicable period which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Article 5.2(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in

excess of such sum after all other allocations provided for in this ARTICLE 5 have been made as if Article 5.2(c) and this Article 5.2(d) were not in this Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Allocation Period shall be allocated to the Members in any manner permitted under applicable Treasury Regulations, as reasonably determined by the Manager.

(f) Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Allocation Period shall be specially allocated to the Member that bears the economic risk of loss for the debt (*i.e.*, the Member Nonrecourse Debt) in respect of which such Member Nonrecourse Deductions are attributable (as determined under Treasury Regulations Sections 1.704-2(b)(4) and 1.704-2(i)(1)). The term "Member Nonrecourse Deductions" shall have the meaning ascribed to "partner nonrecourse deductions" in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2). The term "Member Nonrecourse Debt" shall have the meaning ascribed to "partner nonrecourse debt" in Treasury Regulations Section 1.704-2(b)(4).

(g) Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(*2*) or (*4*), to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*).

5.3 Curative Allocations. To the extent necessary to avoid any economic distortions which may result from application of Articles 5.1(b) and/or 5.2 (the "Regulatory Allocations"), future items of income, gain, loss, expense and deduction shall be allocated as appropriate in the reasonable discretion of the Manager in order to remedy any economic distortions that the Regulatory Allocations might otherwise cause. In exercising their discretion under this Article 5.3, the Manager shall take into account future Regulatory Allocations under Articles 5.2(a) and 5.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Articles 5.2(e) and 5.2(f).

5.4 Modifications to Preserve Underlying Economic Objectives. In the event that (i) there is a change in the Code, the Treasury Regulations or otherwise under federal income tax law, (ii) the Company borrows money or property on a nonrecourse basis or borrows money for which a Member bears the economic risk of loss, or (iii) the Company makes an election to adjust the basis of the Company's assets under Code Section 754 (it being acknowledged that the Manager's determination as to whether or not to make such an election shall be made in his sole discretion), the Manager, acting in his reasonable discretion after consultation with tax counsel to the Company, shall make the minimum modifications to the allocation provisions of this Agreement necessary to preserve the underlying economic objectives of the Members as reflected in this Agreement and, in the case of such a borrowing or election, to properly allocate the tax items relating to such borrowing or election in accordance with the Code and the Treasury Regulations.

5.5 Allocations for Tax Purposes.

(a) Except as provided in Article 5.5(b), items of Company income, gain, loss, deduction, or credit as determined for federal income tax purposes shall be allocated among the Members solely for federal income tax purposes on the same basis as the corresponding "book" items are allocated to the Members' Capital Accounts pursuant to the preceding provisions of this ARTICLE 5; provided, however, that the tax items allocated to the Members pursuant to this Article 5.5(a) shall not be reflected in the Members' Capital Accounts.

(b) If Company property is reflected in the Capital Accounts of the Members at a gross asset value that differs from the adjusted tax basis of such property, allocations of depreciation, amortization, income, gain, or loss with respect to such property shall be made among the Members in a manner which takes such differences into account in accordance with Code Section 704(c) and the Treasury Regulations issued thereunder using any permissible method selected by the Manager in his sole and absolute discretion.

Definitions for Tax Purposes. Terms relating to Capital Accounts, special allocations and tax matters that are used in ARTICLE 5 are defined in this Article 5.6.

(a) "Adjusted Capital Account" means, with respect to any Member, such Member's Capital Account as of the end of the relevant Allocation Period, after giving effect to the following adjustments: (a) credit to such Capital Account any amounts that such Member is obligated or treated as obligated to restore with respect to any deficit balance in such Capital Account pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(*c*) or any provision of this Agreement, or is deemed to be obligated to restore with respect to any deficit balance pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and (b) debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(*d*)(*4*), 1.704-1(b)(2)(ii)(*d*)(*5*) and 1.704-1(b)(2)(ii)(*d*)(*6*). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(b) "Capital Account" means the capital account established by the Company for each Member in accordance with the rules set forth in Code Section 704(b) and the Treasury Regulations thereunder. In accordance therewith, each Member's Capital Account shall be increased by: (a) the amount of any money contributed by or on behalf of the Member to the Company; (b) the Gross Asset Value of any property contributed by the Member to the Company (net of any liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752); (c) the amount of any profits allocated to the Member and any special allocations of income and gain to such Member; and (d) any other increases required by Treasury Regulations Section 1.704-1. Each Member's Capital Account shall be decreased by (i) the amount of any money distributed to the Member by the Company; (ii) the Gross Asset Value of property, if any, distributed to the Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Code Section 752); (iii) the amount of any Losses allocated to the Member and any special allocations of loss to such Member; and (iv) any other decreases required by Treasury Regulations Section 1.704-1. This definition and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with

Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. In the event that the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such regulations, the Manager may make such modification, provided that such modifications do not have a material adverse affect on the amounts distributable to any Member pursuant to ARTICLE 9 upon Dissolution of the Company. The Manager shall also (A) make any adjustments that are necessary or appropriate to maintain equality between the aggregate Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*q*), and (B) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b), provided that, to the extent that any such adjustment is inconsistent with other provisions of this Agreement and would have a material adverse effect on any Member, such adjustment shall require the consent of such Member.

(c) "Gross Asset Value" means, with respect to any asset of the Company, such asset's adjusted basis for federal income tax purposes, except as follows: (a) the initial Gross Asset Value of any asset contributed to the Company by a Member will be the gross fair market value of such asset, as determined by the contributing Member and the Manager; (b) the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional Interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for all or a portion of such Member's Interest in the Company; (iii) the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to, or for the benefit of, the Company; and (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*g*), provided, however, that adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company; (c) the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Valuators; and (d) the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*) and item (f) of the definition of "Profits" and "Losses" or Article 5.2(g), provided, however, that Gross Asset Values shall not be adjusted pursuant to this item (d) to the extent the Valuators determines that an adjustment pursuant to item (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this item (d). If the Gross Asset Value of an asset has been determined or adjusted pursuant to items (a), (b), or (d), such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

ARTICLE 6
DISTRIBUTIONS

6.1 Non-Liquidating Distributions. Except as otherwise provided in ARTICLE 6, distributions prior to the Dissolution of the Company shall be made in accordance with the provisions of this Article 6.1.

(a) Mandatory Tax Distributions. The Company shall be required to distribute to each Member with respect to each Fiscal Year an aggregate amount out of Cash Available for Distribution equal to (i) Tax Percentage, multiplied by (ii) such Member's allocated share of Profit for such Fiscal Year. Such amount shall be distributed no later than April 1 after the end of such Fiscal Year. To the extent that no cash is available for a distribution hereunder, no distributions shall be made until such cash exists.

(i) For purposes of determining whether the Company has satisfied its distribution obligation under Section 6.1(a), all cash distributions made during a Fiscal Year (or through a particular tax installment date) shall be treated as distributions made pursuant to Article 6.1(a) in respect of such Fiscal Year (except to the extent that such distributions were required to satisfy the obligations of the Company under Article 6.1(a) in respect of one or more prior Fiscal Years, in which case such distributions shall be treated solely for purposes of this Article 6.1(a)(i) as having been made pursuant to Article 6.1(a) in respect of such prior Fiscal Year or Years).

(ii) All amounts distributed to a Member pursuant to this Article 6.1(a) shall be credited against any future distributions made pursuant to Article 6.1(b) to such Member.

(b) Cash Available for Distribution. In addition to the distributions provided for in Section 6.1(a), but subject to Section 6.1(a)(ii) and applicable law and any limitations contained elsewhere in this Agreement, **Cash Available for Distribution shall be distributed up to two times per year**, at such times as the Manager may determine in its sole and absolute discretion, to the Members in proportion to their respective Percentage Interests. For purposes of this Agreement, the term "Cash Available for Distribution" means the amount by which the total of cash on hand and in the Company's bank accounts is in excess of the reasonable cash requirements and other reserves of the Company (as determined by the Manager) **but in no event shall such amount exceed more than fifty percent (50%) of the Company's net profit.** The cash and reserve requirements shall include, but not be limited to, the amounts reasonably required for all taxes, insurance, debt service, and other expenses of the Company, all as determined by the Manager. In addition, reasonable cash requirements shall include reserves for future acquisitions and development of Company business and investment interest. Cash Available for Distribution will not be reduced by depreciation, and will be increased by any reductions of reserves previously established pursuant to the first two sentences of this definition.

6.2 Liquidating Distributions. Notwithstanding the provisions of Section 6.1, cash or property of the Company available for distribution upon the dissolution of the Company (including cash or property received upon the sale or other disposition of assets in anticipation of

or in connection with such dissolution) shall be distributed in accordance with the provisions of Article 9.2.

6.3 Form of Distribution. A Member, regardless of the nature of the Member's Capital Contribution, has no right to demand and receive any distribution from the Company in any form other than cash.

6.4 Limitation on Distributions. No distribution shall be made to a Member pursuant to Article 6.1 to the extent that such distribution would: (a) cause the Company to be insolvent or (b) render a Member liable for a return of such distribution under applicable law. For purposes of this Article 6.4, a distribution shall cause the Company to be, or otherwise render the Company, "insolvent", if at the time of the distribution, after giving effect to the distribution, (i) the Company would be unable to pay its debts as they become due in the usual and regular course of its business; or (ii) the value of the Company's assets would be less than the sum of its total liabilities.

6.5 Withholding/Special Taxes. The Company shall withhold taxes from distributions to, and allocations among, the Members to the extent required by law (as determined by the Manager in his reasonable discretion). Any amount so withheld by the Company with regard to a Member shall be treated for purposes of this Agreement as an amount actually distributed to such Member pursuant to Section 6.5.

ARTICLE 7
TRANSFERS AND WITHDRAWALS

7.1 Transferability of Membership Units. No Member may sell, assign, pledge, transfer or convey any Units, voluntarily or involuntarily, without the prior written consent of a Majority-In-Interest of the Members. Any purported sale, assignment, pledge, transfer or conveyance without such written consent and vote shall be void and of no effect against the Company or any Member. No transferee of any Units, whether transferred voluntarily or involuntarily, shall be deemed to be a Member unless such transferee is admitted as a Member by the affirmative vote a Majority-In-Interest of the Members.

7.2 Permitted Transfers. Notwithstanding anything set forth in this ARTICLE 7 to the contrary, any Member may NOT transfer, except with majority approval of the founding Members, with or without consideration, all or part of such Member's interest in the Company outright or in trust, to any of the following: (a) any other Member; (b) if an individual, such Member's spouse, natural or adoptive lineal ancestors or descendants, and trusts for his or their exclusive benefit; (c) any affiliate of a Member, including the transferor Member; or (d) if an individual, such Member's executor, administrator, or personal representative to whom an interest in the Company is transferred at death.

7.3 Transferee Rights. Unless admitted as a Member in accordance with the provisions of this Agreement, and with the majority approval of the founding Members, (i) the transferee of all or any portion of a Member's Interest in the Company shall not be a Member, but instead shall be an Assignee and subject to the provisions of Article 7.6, and (ii) the non-economic rights, if any, associated with the transferred Interest (including without limitation, the

rights of a Member to vote or participate in the management of the Company) shall, as of the date of such transfer, be automatically forfeited back to the Company. Each Member hereby grants to the Manager (with full power of substitution and re-substitution) a special power of attorney irrevocably making, constituting, and appointing the Manager as such Member's attorney-in-fact, with all power and authority to act in the Member's name and on the Member's behalf to execute, acknowledge, deliver, and swear to in the execution, acknowledgment, delivery, and filing of any document necessary to effect the transfer contemplated by item (ii) above.

7.4 Admission as a Substitute Members. An Assignee may be admitted as a substitute member ("Substitute Member") only upon the majority vote of the founding Members, which consent may be given or withheld in the founding Members' sole and absolute discretion by majority vote. After such vote, a Substitute Member shall be deemed admitted as a Member upon the later of (i) the execution by such Substitute Member of this Agreement or a counterpart hereof whereby such Substitute Member agrees to be bound by the provisions of this Agreement and (ii) such later time as the Members shall determine. A Majority-In-Interest of the Members shall determine any capital contribution to be made by such Substitute Member and the number of Units that will be issued to such Substitute Member (and the adjusted Membership Interests of all Members).

(a) Changes in Company Membership. In the event that a change in the ownership of the Company occurs due to the sale or transfer of outstanding Units or the issuance of additional Units pursuant to the provisions of this Agreement, the Manager shall revise Exhibit A attached hereto to reflect the then-current ownership of the Company. Such revision shall not be deemed an amendment of this Agreement for purposes of Article 11.4 below.

7.6 Status of Assignees.

(a) Notwithstanding any provision of this Agreement to the contrary, a person that has acquired an Interest in the Company (including by means of a Transfer permitted under ARTICLE 7) but has not been admitted as a Member (an "Assignee") shall only be admitted to the Company as a Substitute Member in accordance with Article 7.4.

(b) Notwithstanding any provision of this Agreement to the contrary but subject to Article 7.6(a): (i) all rights and privileges associated with an Assignee's Interest in the Company shall be derived solely from the limited liability company interest of which such rights and privileges were previously a component part; and (ii) no Assignee shall hold, by virtue of such Assignee's Interest in the Company, any rights and privileges that were not specifically Transferred to such Assignee by the prior holder of such Interest.

(c) Subject to Article 5.1(c), an Assignee that holds an Interest in the Company shall be entitled to receive the allocations attributable to such Interest pursuant to ARTICLE 5, to receive the distributions attributable to such Interest pursuant to ARTICLE 6 and ARTICLE 9, and to Transfer such Interest in accordance with the terms of this ARTICLE 7. Notwithstanding the preceding sentence, neither the Company nor any Manager shall incur any liability for allocations and distributions made in good faith to a transferor until all Transfer requirements set forth in this ARTICLE 7 (including, without limitation, a written instrument of

assignment, consents, and, if requested, opinion letters) have been complied with and the effective date of the assignment has passed.

(d) To the extent otherwise applicable to the Interest in the Company that has been Transferred to an Assignee, the Assignee shall be subject to, and bound by, all of the terms and provisions of this Agreement that inure to the benefit of the Company or other Members (without regard to whether such Assignee has executed a written instrument of assignment as described in Article 7.6(c)). Without limitation on the preceding sentence, an Assignee that holds an Interest in the Company shall be responsible for any obligation to return distributions or make other payments to the Company associated with such Interest.

(e) Solely to the extent necessary to give effect to the Assignee rights and obligations set forth in Article 7.6(c) and Article 7.6(d), an Assignee shall be treated as a Member for purposes of this Agreement.

(f) An Assignee shall not, solely by virtue of its status as such, hold any non-economic rights in respect of the Company. Without limitation on the preceding sentence, an Assignee's Interest in the Company shall not entitle such Assignee to participate in the management, control, or operation of the Company or its business, act for the Company, bind the Company under agreements or arrangements with third parties, or vote on Company matters. An Assignee shall not have any right to receive or review Company books, records, reports, or other information. An Assignee shall not hold itself out as a Member in any forum or for any purpose; provided, however, that, to the extent necessary to maintain consistency with the Company's income tax returns, reports and other filings, an Assignee shall take the position that it is a "partner" solely for income tax purposes.

(g) Each Assignee shall deliver to the Manager, promptly following such time as it becomes an Assignee, appropriate contact information for such Assignee (including such Assignee's mailing address, telephone number, facsimile number, and e-mail address (if available), as well as, in the case of an Assignee that is an entity, the name or title of an individual to whom notices and other correspondence should be directed), and thereafter promptly notify the Company of any change to such information.

7.7 Right of First Refusal. Subject to such limitations and restrictions that appear elsewhere in this Agreement, each time a Member ("Offeror") proposes to transfer all or any part of such Member's interest in the Company ("Offered Interest") to any other person, the Offeror shall first offer such Offered Interest to the non-transferring Members and then to the Company in accordance with this Article 7.7. For purposes of this Article 7.7, an interest in the Company shall be deemed to include any derivative interest.

(a) The Offeror shall deliver a written notice ("Offer Notice") to the Company and the non-transferring Members stating (i) the Offeror's bona fide intention to transfer the Offered Interest, (ii) a description of the Offered Interest including the number of Units making up such Offered Interest, (iii) the purchase price and terms of payment for which Offeror proposes to transfer the Offered Interest, and (iv) the name and address of the proposed transferee. The Offer Notice shall constitute an irrevocable offer to sell the Offered Interest to the Company and the non-transferring Members pursuant to the terms of this Article 7.7.

(b) Within thirty (30) days after delivery of the Offer Notice, each non-transferring Member shall have the right, but not the obligation, to elect to purchase all or a portion of the Offered Interest for the price and upon the terms designated in the Offer Notice by notifying the Company in writing of its desire to purchase all or a portion of the Offered Interest. The failure of any Member to submit an election within the applicable period shall constitute an election on the part of that Member not to purchase any of the Offered Interest.

(c) Each Member so electing to purchase shall be entitled to purchase a portion of the Offered Interest in the same proportion that the Membership Interest held by such Member bears to the aggregate Membership Interest held by all the Members electing to so purchase. If any Member elects to purchase none or less than all of its pro rata share of the Offered Interest, then the other Members can elect to purchase more than their pro rata share. If the non-transferring Members elect to purchase all of the Offered Interest, then the Company shall give prompt written notice thereof to the Offeror.

(d) If the non-transferring Members fail to elect to purchase all of the Offered Interest, then within thirty (30) days after the end of the 30-day period provided in Article 7.7(b), the Company shall have the right, but not the obligation, to elect to purchase any portion of the Offered Interest not elected for by the non-transferring Members by notifying the Offeror and the non-transferring Members in writing of its election to purchase the balance of the Offered Interest.

(e) If the Company and the non-transferring Members elect to purchase all of the Offered Interest, then the closing for the purchase of the Offered Interest shall occur within ninety (90) days of delivery of the Offer Notice and the Offeror, the Company and/or the purchasing Members shall execute such documents and instruments and make such deliveries as may be reasonably required to consummate such transfer.

(f) If the Company or the non-transferring Members elect not to purchase or obtain, or default in their obligation to purchase or obtain, all of the Offered Interest, then the Offeror may transfer all of the Offered Interest to the proposed transferee, providing that such transfer (i) is completed within thirty (30) days after the expiration of the Company's and the non-transferring Members' right to elect to purchase the Offered Units (i.e., ninety (90) days after delivery of the Offer Notice unless the Company delivers to the Offeror written notice of the Company's election not to purchase the balance of the Offered Interest not elected to be purchased by the non-transferring Members, in which case, thirty (30) days after the delivery of such notice), (ii) is made on terms no less favorable to the Offeror than as designated in the Offer Notice, and (iii) complies with other provisions of this ARTICLE 7. If all of the Offered Interest is not so transferred, the Offeror must give notice in accordance with this Article 7.7 prior to any other or subsequent transfer of the Offered Interest.

(g) The right of first refusal set forth in this Article 7.7 shall not apply in the following cases: (i) the sale of Units in connection with the consolidation or merger of the Company with or into any other business entity pursuant to which the Members of the Company prior to such consolidation or merger hold less than fifty percent (50%) of the voting equity of the surviving or resulting entity; and (ii) the transfer of an interest in the Company pursuant to Section 7.2 of this Agreement.

7.8 Co-Sale Right.

(a) Notwithstanding anything to the contrary set forth in Article 7.7(f), no Offeror may sell any of Offered Interest which have not been elected to be purchased by the Company or the non-transferring Members pursuant to Article 7.7 until each of the non-transferring Members shall have been given the opportunity, exercisable within thirty (30) days from the date of the Offer Notice, to sell to the proposed purchaser or purchasers, upon the same terms and conditions offered to the Offeror, up to such non-transferring Member's pro rata share of the Offered Interest.

(b) Non-transferring Members who fail to notify the Offeror within thirty (30) days after the Offer Notice shall be deemed to have waived their rights under this Article 7.8. Any sale made pursuant to this Article 7.8 shall be consummated within ninety (90) days after the Offer Notice and shall be conditioned upon the agreement of the proposed purchaser or purchasers that such proposed purchaser or purchasers will purchase from each non-transferring Member timely electing to participate in such sale pursuant to this Article 7.8, such Member's pro rata share of the Offered Interest. To the extent that any prospective purchaser or purchasers refuse to purchase Units from a non-transferring Member exercising its rights of co-sale hereunder, the Offeror shall not sell to such prospective purchaser or purchasers any Offered Units unless and until, simultaneously with such sale, the Offeror shall purchase such Units from such non-transferring Member.

(c) The co-sale right set forth in this Article 7.8 shall not apply in the following cases: (i) the purchase of any Offered Interest pursuant to the repurchase right or right of first refusal set forth in Article 7.7; and (ii) the sale of Units in connection with the consolidation or merger of the Company with or into any other business entity pursuant to which the Members of the Company prior to such consolidation or merger hold less than fifty percent (50%) of the voting equity of the surviving or resulting entity; and (iii) the transfer of an interest in the Company pursuant to Article 7.2 of this Agreement.

7.9 Withdrawal/Removal of a Member.

(a) A Member shall not withdraw or resign from the Company or otherwise cease to be a Member, without the prior consent of the Members holding a Majority-In-Interest of the then-outstanding Units.

(b) A Member that is an individual shall be deemed to have withdrawn from the Company with the consent of the Members holding a majority of the then-outstanding Units upon such Member's death or permanent incapacity. Except as otherwise determined by the Members holding a majority of the then-outstanding Units, a Member shall be deemed to have withdrawn without the consent of the Members upon such Member's bankruptcy, dissolution, or termination.

(c) Except as otherwise provided in this Article 7.9(c) or elsewhere in this Agreement, a Member shall not be removed from the Company without its consent.

7.10 Procedures Following Member Withdrawal. A Member that withdraws from the Company in accordance with the provisions of Article 7.9 or otherwise ceases to be a Member of

the Company under this Agreement or the URLLCA (each a "Withdrawal Event" and "Withdrawn Member") shall be treated as an assignee and, accordingly, shall have the rights and obligations of an assignee as described in the URLLCA. Subject to the preceding sentence, a Withdrawn Member shall not be entitled to any redemption of its interest in the Company, distribution, or other payment in connection with its withdrawal or removal or any other circumstances pursuant to which it has become a Withdrawn Member.

7.11 Raising Additional Capital. Changes in Company Membership. In the event that the Company raises additional funding in and offers equity for the funding provided, all members as stated in Exhibit A of this Agreement will dilute their ownership on an equal basis in relationship to the percentage of their ownership that they own at the time that the new dilution takes place. If the company is to take an investment funds that requires offering equity to an investor, it is agreed by all parties in this Agreement that Exhibit A attached hereto will be revised to reflect the then-current ownership of the Company. Such revision shall only occur with an equal dilution owners' equity.

ARTICLE 8
ACCOUNTING, RECORDS, REPORTING BY MEMBERS

8.1 Books and Records. The books and records of the Company (i) shall be kept, and

the financial position and the results of its operations recorded, in accordance with any appropriate accounting method selected by the Manager in his sole discretion and consistently applied; (ii) shall reflect all of the Company's transactions and shall be appropriate and adequate for the Company's business; and (iii) may be maintained in other than written form, provided that such form is capable of conversion to written form within a reasonable time.

8.2 Access to Books and Records. Subject to such reasonable standards as the Manager may adopt from time to time (including standards governing what information and documents are to be furnished at what time and location and at whose expense), each Member shall have the right to inspect, during the Company's normal business hours, and copy, at the expense of such Member, the information described in Article 8.1, upon not less than five (5) business days written demand for any purpose reasonably related to the Member's interest as a Member of the Company, which demand shall state such purpose.

8.3 Financial Statements. The Manager shall cause to be prepared and sent to each Member as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year, an unaudited income statement for such fiscal year, an unaudited balance sheet of the Company and the Capital Account balance of such Member as of the end of such fiscal year, and an unaudited statement of cash flows for such fiscal year. Such financials shall be in reasonable detail consistently applied with prior practice for earlier periods.

8.4 Tax Information. Within ninety (90) days after the end of each taxable year, or as soon as possible thereafter, the Manager shall send or cause to be sent to each person who was a Member at any time during such taxable year a report that will include all information necessary for preparation of such person's federal, state, and local income tax returns for that year. If the Company has not timely received all information necessary to deliver a Schedule K-1 to such

person within ninety (90) days after the end of a taxable year, the Company shall provide or cause to be provided to such person a timely estimate of the information that would be on such person's Schedule K-1, and a Schedule K-1 as promptly as practicable thereafter.

8.5 Filings. The Manager, at the Company's expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at the Company's expense, shall also cause to be prepared and timely filed, with appropriate federal and state regulatory and administrative bodies, amendments to, or restatements of, the Articles and all reports required to be filed by the Company with those entities under the URLLCA or other then current applicable laws, rules, and Treasury Regulations.

8.6 Bank Accounts. The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other person. In addition, the Manager shall designate persons authorized to sign checks on behalf of the Company.

8.7 Accounting Decisions and Reliance on Others. All decisions as to accounting matters, except as otherwise specifically set forth herein, shall be made by the Manager. The Manager may rely upon the advice of their accountants as to whether such decisions are in accordance with accounting methods followed for federal income tax purposes.

8.8 Tax Matters Partner.

(a) Initial Tax Matters Partner. Steve Gerritsen is hereby designated the "Tax Matters Partner" of the Company within the meaning of Code Section 6231(a)(7), and shall have all the authority granted a Tax Matters Partner by the Code and the Treasury Regulations promulgated thereunder.

(b) Replacement Tax Matters Partner. If for any reason a person serving as the Tax Matters Partner can no longer serve in that capacity or ceases to be a Member, then a Majority-In-Interest of the Members may designate another to be Tax Matters Partner.

ARTICLE 9
DISSOLUTION AND WINDING UP

9.1 Dissolution. The Company shall be Dissolved, its affairs wound up and its assets disposed of on the first to occur of the following (collectively, "Dissolution Events"):

(a) Expiration of the Term of the Company as provided in Article 1.3;

(b) Upon the happening of any event of dissolution specified in the Articles;

(c) Upon the affirmative vote or written consent of the Manager and a Super-Majority-In-Interest of the Members to dissolve, wind up, and liquidate the Company;

(d) Upon the entry of a decree of judicial dissolution pursuant to the URLLCA; or

(e) The termination of the legal existence of the last remaining Member of the Company or the occurrence of any other event, which terminates the continued membership of the last remaining Member of the Company in the Company unless the Company is continued in a manner permitted by this Agreement or the URLLCA.

The Members hereby agree that, to the fullest extent permitted by law, the Company shall not Dissolve upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member or the occurrence of any other event that terminates the continued membership of any Member.

9.2 Liquidation. Upon the dissolution of the Company, the remaining Members (or any liquidator appointed by the remaining Members) shall promptly take any action required under applicable law to effect such dissolution, wind up the business and affairs of the Company, liquidate the assets of the Company, and distribute the proceeds of such liquidation in accordance with the provisions of the URLLCA. Notwithstanding any contrary provision in this Agreement, the Members shall distribute the proceeds from liquidation to the Members in proportion to their positive Capital Account balances after taking into account all Capital Account adjustments for the taxable year during which such liquidation occurs and thereafter in accordance with their Percentage Interest. A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors (including Members who are creditors) to enable the Members to minimize losses.

9.3 Deficit Capital Account Balance. No Member shall be obligated to make any contribution to the capital of the Company with respect to any deficit balance in his, her, or its Capital Account, and such deficit shall not be considered a debt owed to the Company or to any other person for any purpose whatsoever.

ARTICLE 10
EXCULPATION AND INDEMNIFICATION

10.1 Exculpation. No Member, Manager or officer (each, a "Covered Person") shall be liable to the Company or to the other Covered Person for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement or the URLLCA, except any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

10.2 Indemnification. To the fullest extent permitted by the URLLCA and any other applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement or the URLLCA, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of gross negligence or willful misconduct with respect to such acts or omissions; provided,

however, that any indemnity under this Section 10.2 shall be provided out of and to the extent of Company assets only.

10.3 Expenses. Expenses (including reasonable legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding may, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding as authorized by the other Member and upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in Article 10.2 above.

10.4 Insurance. The Company may purchase and maintain insurance, to the extent and in such amounts as the Members shall deem reasonable, on behalf of Covered Persons and such other persons as they shall determine, against any liability that may be asserted against or expenses that may be incurred by any such person in connection with the activities of the Company or such indemnities, regardless of whether the Company would have the power to indemnify such person against such liability under the provisions of this Agreement or the URLLCA.

ARTICLE 11
MISCELLANEOUS

11.1 Notices. All notices and other communications to a Member required or permitted hereunder shall be in writing and shall be delivered in person, by registered or certified mail (postage prepaid, return receipt requested), by a generally recognized overnight courier service, or by facsimile or e-mail (or other generally accepted means of electronic transmission), addressed to the Member at the address for such Member set forth in the Company's records, and shall be deemed to be effective immediately upon personal delivery, three (3) days after mailing by registered or certified mail, one (1) day after mailing by generally recognized overnight courier, or upon confirmation of receipt by facsimile or e-mail.

11.2 Partition. No Member shall have the right to partition any property of the Company, nor shall a Member make application to any court or authority having jurisdiction over such matters or commence or prosecute any action or proceeding for partition and the sale thereof. Upon any breach of the provisions of this Article 11.2 by a Member, each other Member (in addition to all rights and remedies available at law or in equity) shall be entitled to a decree or order restraining and enjoining such application, action or proceeding.

11.3 Entire Agreement. This Agreement constitutes the entire agreement of the Members with respect to the Company. All prior or contemporaneous agreements with respect to the Company between the Members, whether written or oral, are merged herein and shall be of no further force or effect.

11.4 Amendment and Waivers. No amendment of this Agreement shall be binding unless executed in writing by each person or entity who is then a Member. No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

11.5 Governing Law. The interpretation and enforceability of this Agreement and the rights and liabilities of the Members as such shall be governed by the laws of the State of Utah. To the extent permitted by the URLLCA and other applicable laws, the provisions of this Agreement shall supersede any contrary provisions of the URLLCA or other applicable laws.

11.6 Severability. The parties hereto agree that if any provision of this Agreement is or becomes illegal, null or void, or against public policy, for any reason, or shall be held by a court of competent jurisdiction to be incapable of being construed or limited in a manner to make it enforceable, or is otherwise held by such court to be illegal, null or void, or against public policy, the remaining provisions of this Agreement shall not be affected thereby.

11.7 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, successors and assigns, but the rights and obligations of the parties hereto shall not be assignable by any party hereto except as expressly provided otherwise in this Agreement.

11.8 Survival of Certain Obligations. Each Member and Manager shall continue to be subject to all of its obligations to maintain the confidentiality of information pursuant to Article 3.9 and to provide information pursuant to Article 3.9(b), without regard to any transfer of all or any portion of such Member's Percentage Interest or any event that terminates such Member's status as such (including the termination of the Company).

11.9 Counterparts. For the convenience of the parties hereto, this Agreement may be executed by facsimile or e-mail and in any number of identical original counterparts, each of which shall for all purposes be deemed to be an original, and all of such counterparts, when taken together, shall constitute one and the same instrument. This Agreement may be executed and delivered by facsimile, or by email in portable document format (.pdf) and delivery of the executed signature page by such method will be deemed to have the same effect as if the original signature had been delivered to other the parties.

11.10 No Third-Party Beneficiary. Any agreement to pay any amount and any assumption of liability herein contained, express or implied, shall be only for the benefit of the Members and their respective heirs, successors and permitted assigns, and such agreements and assumptions shall not inure to the benefit of the obligees of any indebtedness or any other person or entity whatsoever.

11.11 Dispute Resolution.

(a) Jurisdiction and Venue. Subject to the URLLCA, each party irrevocably consents and agrees that: (i) all disputes and controversies arising out of or in connection with this Agreement or the transactions contemplated hereby shall be resolved, brought and tried in any federal or state court located in the County of Salt Lake, State of Utah; and (ii) by execution and delivery of this Agreement, each party hereby submits to and accepts for itself and in respect of its property, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and appellate courts from any appeal thereof. Each party hereby irrevocably waives any objection which it may now or hereafter have to the laying of venue of any action or proceeding arising out of or in connection with this Agreement or the transaction contemplated hereby and

further irrevocably waives and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Each party further agrees that personal jurisdiction over it may be effected by service of process by certified mail and when so made shall be as if served upon it personally within the State of Utah. If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Article 11.11(a) shall be invalid or unenforceable under the URLLCA, or other applicable law, such invalidity shall not invalidate all of this Article 11.11(a). In that case, this Article 11.11(a) shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the URLLCA or other applicable law, and, in the event such term or provision cannot be so limited, this Article 11.11(a) shall be construed to omit such invalid or unenforceable provision.

(b) WAIVER OF RIGHT TO JURY TRIAL. TO THE EXTENT PERMITTED BY LAW, EACH PARTY HEREBY WAIVES ITS RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR PARTIES, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. EACH PARTY HEREBY AGREES THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT, OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

(c) Fees and Costs. The prevailing party or parties in any arbitration, mediation, court action or other adjudicative proceeding arising out of or relating to this Agreement shall be reimbursed by the party or parties who do not prevail for their reasonable attorneys', accountants' and experts' fees (including reasonable charges for in-house legal counsel and related personnel) and for the costs of such proceeding. In the event that two or more parties are deemed liable for a specific amount payable or reimbursable under this Article 11.11(c),such parties shall be jointly and severally liable therefor. The provisions set forth in this Article 11.11(c) shall survive the merger of these provisions into any judgment.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Operating Agreement of Streaming Ultra, LLC as of the date first written above.

MEMBERS:

DocuSigned by:

Steve Gerritsen

67B937F31A50490...

Stephen W. Gerritsen, Manager and Member

Chris Miller, Member

Troy Brazell, Member

Bryan Gerritsen

Bryan Gerritsen, Member

ACCEPTANCE OF APPOINTMENT

WHEREAS, the undersigned hereby accept appointment as the Manager of Streaming Ultra, LLC and agree to be bound by the terms and conditions applicable to such of this Operating Agreement, as amended from time to time in accordance with the provisions hereof.

MANAGER:

Stephen W.Gerritsen

____
Stephen W.Gerritsen, Manager

Address:

EXHIBIT A

STREAMING ULTRA, LLC
MEMBER INFORMATION
as of
May 15th, 2022

Member Information	Capital Contribution	Units	Percentage Interest
Stephen Gerritsen	$150,000.00	76,000,000	76.00%
Troy Brazell	$0.00	2,000,000	2.00%
Chris Miller	$0.00	20,000,000	20.00%
Bryan Gerritsen	$40,000.00	2,000,000	2.00%